

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Luca Fabbri
Chief Financial Officer
Farmland Partners Inc.
4600 South Syracuse Street
Suite 1450
Denver, CO 80237-2766

> **Re: Farmland Partners Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 13, 2020**
> **Form 8-K filed November 9, 2020**
> **File Nos. 001-36405**

Dear Mr. Fabbri:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction